

Mail Stop 4631

August 6, 2015

Via E-mail
Fernando de la Vega
Chief Executive Officer
PV Nano Cell Ltd.
8 Hamasger Street
Migdal Ha'Emek, Israel 2310102

> **Re:** **PV Nano Cell Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 10, 2015**
> **CIK No. 1627480**

Dear Dr. de la Vega:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

About this Prospectus

2. Please tell us whether you have commissioned any of the information in reports for use in this prospectus. Please refer to Rule 436 of Regulation C of the Securities Act of 1933.

<u>Summary, page 1</u>

<u>Overview, page 1</u>

3. Please disclose in this section that you are a development stage company, have limited revenue from operations, accumulated deficit to-date, a going concern opinion from your independent registered public accounting firm, and that insiders own 67% of your ordinary shares. Additionally, strive for balance in this section. In particular, you quantify the market opportunities for solar power generated by PV arrays as well as the market for the silver pastes and inks utilized in PV cell production but not the smaller inkjet printing market in which you operate. We note the disclosure on page 39.

<u>Risk factors, page 6</u>

4. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

    How do you maintain your books and records and prepare your financial statements?

    If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

    If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

    What is the background of the people involved in your financial reporting?
    We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    • what role he or she takes in preparing your financial statements;
    • what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    • the nature of his or her contractual or other relationship to you;
    • whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    • about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Fernando de la Vega
PV Nano Cell Ltd.
August 6, 2015
Page 3

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:
• the name and address of the accounting firm or organization;
• the qualifications of their employees who perform the services for your company;
• how and why they are qualified to prepare your financial statements;
• how many hours they spent last year performing these services for you; and
• the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:
• why you believe they are qualified to prepare your financial statements;
• how many hours they spent last year performing these services for you; and
• the total amount of fees you paid to each individual in connection with the preparation of your financial statements.

Do you have an audit committee financial expert?
We note that you do not have an audit committee. Therefore, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern, page 6

5. Please disclose the amount of revenues generated from sales.

We are subject to risks resulting from fluctuations in the price of silver, page 12

6. Please disclose how the value proposition that you believe you offer may be substantially decreased if the price of silver decreases substantially and remains low.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed, page 16

7. Please explain in the disclosure how your business could be impacted by the claims of Cima NanoTech Ltd. against Dr. de la Vega.

The Israeli government grants we have received…, page 19

8. Please disclose the status of the special approvals from the government mentioned here.

Capitalization, page 28

9. Please clearly show in the notes to the capitalization table how you computed each

      pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

10. Please advise as to why the capital note recorded on your balance sheet on page F-3 would not be reflected as debt in your table.

Management's Discussion and Analysis

Critical Accounting Policies

Share-Based Compensation and Liabilities, page 32

11. The fair value of your ordinary shares appears to be a key assumption used to determine multiple amounts reflected on your financial statements including the fair value of your warrants recorded as a liability, the amount of the deemed dividend recorded in November 2014, and the amount of expense recorded related to modifications made to employee's options and warrants as disclosed on page F-24. In this regard, please disclose the fair value used similar to your disclosures related to other assumptions. Please disclose the fair value of your ordinary shares as of the end of each period presented as well as the fair value used for each significant transaction. If there are significant changes in the value from period to period, please help us understand the factors that led to these significant changes.

Jumpstart Our Business Startups Act of 2012, page 37

12. Please state your election under Section 107(b) of the JOBS Act:

- If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Business, page 38

Research and Development Agreements, License Agreements and Material Contracts, page 42

13. Please tell us what consideration was given to the risks related to your outstanding royalty obligations to the Chief Scientist-ME.

Service Agreements with Directors, page 49

14. We note disclosure of your consultancy agreement with Arie Rosenfeld. Please file an executed copy of your services agreement with Arie Rosenfeld with your next amendment and include a reference to such agreement in your exhibit index.

Note 2. Significant Accounting Policies

b. Financial Statements in U.S. Dollars, page F-9

15. Pursuant to ASC 830-10-45-2, please help us better understand how you determined that the U.S. dollar is the currency of the primary economic environment in which you operate and in which you primarily generate and expend cash. Please specifically address your consideration of ASC 830-10-55-3 through 55-5. We note that your disclosures on page F-31 indicate that you have not generated any revenues in the U.S. and that all of your long-lived assets are located in Israel.

q. Basic and Diluted Net Loss Per Share, page F-14

16. Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future but that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See ASC 260-10-50-1(c).

Note 9. Share Capital, page F-24

17. In a similar manner to your disclosures on page F-29 related to the warrants issued in July 2014, please expand your disclosures regarding the terms and features of all of your outstanding warrants, specifically as it relates to the features that resulted in liability accounting versus equity accounting pursuant to ASC 815 and ASC 480. We note that your disclosures on page 27 indicate that some warrants are exercisable on a cashless basis, please clarify these terms as well. Please also disclose how you determined that the liability-classified warrants are long-term liabilities.

18. Please expand your disclosures to better clarify the terms and features of the capital notes, including those that led you to determine the appropriate accounting. Please

clarify whether it is a share-settled or cash-settled note. Please also clarify whether this offering will result in the capital note becoming due and payable.

19. In November 2014, you converted all of your preferred share capital into ordinary shares. In addition, you also made modifications to options and warrants which resulted in the recognition of $376k in expense in connection with employee's options and warrants in accordance with ASC 718-20-35-6. Please better disclose the terms of these conversions and the new terms of the options and warrants. Please explain what led to the deemed dividend and how the amount was determined. Refer to ASC 260-10-S99-2.

Signatures, page II-6

20. Please note that your registration statement must also be signed by your principal financial officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement.

Exhibit Index

21. We note that a number of your exhibits are not signed. Please file signed exhibits with your next amendment.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3760 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-mail
        Robert Grossman , Esq.